EXHIBIT 99.13

PRESS RELEASE

The Board of Directors of TotalEnergies reaffirms
its support to the Company’s multi-energy strategy and
its confidence in the governance & management
to continue its implementation

Paris, 21 September 2023 – On the occasion of its annual strategic seminar held on 20 & 21 September 2023, TotalEnergies’ Board of Directors reviewed the Company's strategic outlook in a context of changing energy markets because of the energy transition and evolving geopolitical environment.

The Board of Directors noted the relevance of the Company’s balanced multi-energy strategy considering the developments in the oil, gas and electricity markets. Thanks to refocusing the oil and gas portfolio on assets and projects with low breakeven and low greenhouse gas emissions, and to the diversification into electricity, notably renewable, through an integrated strategy from production to customer, the Company is in a very favorable position to take advantage of changing energy markets and prices.

With a breakeven anchored below $25/b, TotalEnergies is a much more efficient and profitable company today than it was 10 years ago: at the same oil equivalent price, it generated an additional $15 billion of cash flow in 2022. Thus, by end-2022, the Company benefits from a fortress balance sheet and is positioned to both implement its transition strategy and to guarantee an attractive shareholder return policy.

TotalEnergies is therefore pursuing its ambition to become a major player in the energy transition, committed to carbon neutrality in 2050, together with society. As a result, the lifecycle carbon intensity of energy products sold to its customers has been reduced by 12% in 2022 compared with 2015, with the ambition of reducing it by 25% by 2030, and the Company is committed to reducing Scope 1+2 emissions from its oil & gas operations by 40% by 2030 and by 80% for methane.

While reaffirming its support to the quality and the relevance of the strategy, which will be presented to investors on September 27, 2023, the Board considers as appropriate to ensure the continuity of the Company’s governance and leadership.

Also, the Board of Directors considers that it is highly desirable that Patrick Pouyanné, Chairman and Chief Executive Officer, continues to drive this strategy’s deployment at the helm of the Company. On the proposal of the Governance and Ethics Committee, it has therefore unanimously decided that the renewal of the mandate of Patrick Pouyanné will be proposed to the General Meeting in May 2024. In the frame of the balanced governance implemented since 2015, it has also unanimously decided to propose the renewal of the mandate of Jacques Aschenbroich, who has held the position of Lead Independent Director since May 2023.

Jacques Aschenbroich, Lead Independent Director, said “TotalEnergies’ board regularly reviews its long-term succession plans. Since 2014, Patrick has done an extraordinary job leading TotalEnergies in a complex environment, delivering outstanding financial results and engaging the Company in the energy transition quicker and stronger than its peers. The Board unanimously looks forward to his continued leadership and his strategic vision to continue TotalEnergies’ transition.”

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About TotalEnergies

TotalEnergies is a global multi-energy company that produces and markets energies: oil and biofuels, natural gas and green gases, renewables and electricity. Our more than 100,000 employees are committed to energy that is ever more affordable, cleaner, more reliable and accessible to as many people as possible. Active in nearly 130 countries, TotalEnergies puts sustainable development in all its dimensions at the heart of its projects and operations to contribute to the well-being of people.

Contacts TotalEnergies

Media Relations : +33 (0)1 47 44 46 99 l presse@totalenergies.com l @TotalEnergiesPR

Investor Relations : +33 (0)1 47 44 46 46 l ir@totalenergies.com

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Cautionary Note

The terms “TotalEnergies”, “TotalEnergies company” or “Company” in this document are used to designate TotalEnergies SE and the consolidated entities that are directly or indirectly controlled by TotalEnergies SE. Likewise, the words “we”, “us” and “our” may also be used to refer to these entities or to their employees. The entities in which TotalEnergies SE directly or indirectly owns a shareholding are separate legal entities. TotalEnergies SE has no liability for the acts or omissions of these entities. This document may contain forward-looking information and statements that are based on a number of economic data and assumptions made in a given economic, competitive and regulatory environment. They may prove to be inaccurate in the future and are subject to a number of risk factors. Neither TotalEnergies SE nor any of its subsidiaries assumes any obligation to update publicly any forward-looking information or statement, objectives or trends contained in this document whether as a result of new information, future events or otherwise. Information concerning risk factors, that may affect TotalEnergies’ financial results or activities is provided in the most recent Registration Document, the French-language version of which is filed by TotalEnergies SE with the French securities regulator Autorité des Marchés Financiers (AMF), and in the Form 20-F filed with the United States Securities and Exchange Commission (SEC).